Exhibit No. 3(h)

Amendment to the By-Laws

of

C-TEC Corporation

Dated: October 28, 1994

Article III

Officers

Section 3. Chief Executive Officer.    Except as the Board of Directors may otherwise prescribe by resolutions, the Chief Executive Officer shall have general supervision over the business and operations of the Company and may perform any act and execute any instrument for the conduct of such business and operations. Unless a chairman of the Board is in office or in the chairman’s absence, the Chief Executive Officer shall preside at all meetings of the Board and of the shareholders.

Section 4. Other Officers.    The President shall have only those powers and duties as may be specified by resolution of the Board of Directors; the duties of the other officers shall be those usually related to their offices, except as otherwise prescribed by resolution of the Board of Directors.